Security Solutions Group, Inc.

3651 Lindell Road

Suite D-150

Las Vegas, NV  89103-1200

December 23, 2009

VIA EDGAR

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Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:  Security Solutions Group, Inc.

        Withdrawal of Registration Statement on Form S-1

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Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Security Solutions Group, Inc. (the “Company”) hereby requests that its Form S-1 Registration Statement filed with the SEC on December 1, 2009 be withdrawn.

The Form S-1 Registration Statement is being withdrawn because the Company is amending the financial statements filed with the Registration Statement and will re-file the Form S-1 Registration Statement as a new document.

The Company confirms that no securities have been offered, sold or issued by it in connection with the proposed public offering.

Any questions or comments on this request should be directed to David M. Rees at (801) 303-5736.

Very truly yours,

Security Solutions Group, Inc.

/s/Phil Viggiani________

Phil Viggiani

President and Chief Executive Officer

cc:  David M. Rees, Vincent & Rees, LC